UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 0-10436

A.	Full title of the plan and the address of plan, if different from that of the issuer named below
L.B. Foster Company 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
L.B. FOSTER COMPANY
415 Holiday Drive
Suite 100
Pittsburgh, PA 15220

L.B. Foster Company
401(k) and Profit Sharing Plan
Financial Statements
and Supplemental Schedule
December 31, 2025 and 2024 and the
Year Ended December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of L.B. Foster Company and the Participants in
the L.B. Foster Company 401(k) and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the L.B. Foster Company 401(k) and Profit Sharing Plan (Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or to the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2022.

/s/ Schneider Downs & Co.

Pittsburgh, Pennsylvania
June 16, 2026

L.B. Foster Company
401(k) and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments, at fair value	$102,140,470	$90,877,258
Receivables:
Notes receivable from participants	1,624,827	1,430,784
Total receivables	1,624,827	1,430,784
Net assets available for benefits	$103,765,297	$92,308,042
See accompanying notes.

L.B. Foster Company
401(k) and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions
Investment income:
Net appreciation in fair value of investments	$10,802,107
Interest and dividends	4,132,449
Total investment income	14,934,556
Interest income from notes receivable from participants	128,171
Contributions:
Employee	4,770,064
Employer	3,131,776
Rollover	483,826
Total contributions	8,385,666
Total Additions	23,448,393
Deductions
Deductions from net assets attributable to:
Benefit payments	11,966,410
Administrative expenses	20,759
Deemed distributions of notes receivable from participants	3,969
Total deductions	11,991,138
Increase in net assets available for benefits	11,457,255
Net assets available for benefits, beginning of year	92,308,042
Net assets available for benefits, end of year	$103,765,297
See accompanying notes.

L.B. Foster Company
401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2025 and 2024
1. Description of Plan
The following brief description of the L.B. Foster Company 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.
General
The Plan is a defined contribution plan extended to all eligible employees of L.B. Foster Company (the “Company”). The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Fidelity Management Trust Company, Boston, Massachusetts, is the Plan trustee ("Trustee"), and Fidelity Investments, an affiliate of the Trustee, is the recordkeeper (collectively, "Fidelity").
Eligibility
All employees, except those barred by specific scenarios disclosed within the plan document, are eligible to participate in the Plan beginning in the first payroll period of the subsequent month following their date of hire.
Contributions
Contributions under the Plan are made by both the participants and the Company. Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, as limited by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make pre-tax catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participant and Company contributions are invested in accordance with participant elections.
The Plan provides for Company matching contributions of 100% of employee contributions of the first 6% of the participant’s eligible compensation that is contributed to their account. To be eligible for the Company’s matching contributions, participants must make pre-tax deferral contributions or Roth 401(k) after-tax deferral contributions. The Plan will match the combined total of these participant deferrals up to the matching limit.
The Company, upon resolution of the Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits. Participants must have attained one year of service as of the last day of the plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year, except those participants that become disabled, retire, or become deceased in that year. Discretionary profit-sharing contributions are directed into eligible participant accounts at the time the contribution is made. There were no discretionary profit-sharing contributions approved for 2025.
Investments held by the Plan on behalf of participants are participant-directed. One of the available investment options is the L.B. Foster Company stock fund. No more than 15% of a participant’s deferral and corresponding match can go into the L.B. Foster Company stock fund. Additionally, a participant can only transfer a portion of their existing account balance to purchase the L.B. Foster Company stock fund if the percentage of their account balance invested in the L.B. Foster Company stock fund is less than or equal to 15%. Transfers out of the L.B. Foster Company stock fund are permitted at any time.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s contributions and rollovers, the Company’s matching contributions, an allocable share of Plan earnings or losses (based on each participant’s investment elections), and charged with withdrawals and administrative expenses. The total benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.
Vesting
Plan participants are immediately fully vested in their elective and rollover contributions, plus actual earnings thereon. Effective January 1, 2020, participants are immediately vested in the Company’s matching contributions. Participants are fully vested in the Company’s discretionary profit sharing contributions, if any, after two years of eligible service.
Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his or her participant account immediately upon such event.
Forfeitures
Upon a participant’s termination, the unvested portion of the participant’s account is forfeited. Accumulated forfeitures may be used to pay Plan administrative expenses or to reduce future employer contributions. During the year ended December 31, 2025, Plan management utilized an insignificant amount of forfeitures to pay Plan administrative expenses, with no amounts used to reduce Company contributions. As of December 31, 2025 and 2024, insignificant balances of forfeitures existed.

Benefit Payments
Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested account balance.
As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the distribution date. Retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account.
In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account attributable to the participant’s contributions, subject to a $500 minimum.
Notes Receivable from Participants
A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loans carry a reasonable interest rate based on the prime rate plus 1% on the date the loan is requested and remains fixed for the full term of the loan. Interest rates ranged from 4.25% to 9.5% at December 31, 2025.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan's provisions.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments
Benefit payments are recorded upon distribution of proceeds to a Plan participant.
Administrative Expenses
The Company, as provided by the Plan, pays certain expenses of the Plan, which are excluded from these financial statements. Fees related to the administration of notes receivable from participants, distribution administrative fees, and account maintenance fees are charged directly to the participant’s account and are included in administrative expenses on the statement of changes in net assets available for benefits. Investment related expenses are included in net appreciation of fair value of investments.
3. Income Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2020, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The earliest year open to U.S. Federal examination is 2022. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. Fair Value Measurements
The Plan applies the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement” (“ASC 820”), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:
•Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.
•Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.
•Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.
There have been no changes in the methodologies used at December 31, 2025 and 2024. The following is a description of the investments and valuation methodologies used for assets measured at fair value:
Common stock
The Company's common stock is valued daily at the closing price reported on the active market.
Mutual funds
Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.
Stable value collective trust fund
Fidelity Managed Income Portfolio Class 2 (“MIP CL 2 Fund”) is a stable value collective trust fund available to the Plan. The Plan uses the net asset value (“NAV”) per share of the fund provided by the trustee of the fund as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the fund, the trustee reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2025 and 2024, there were no unfunded commitments for the fund. The fund’s units are issued and redeemed daily at the constant NAV of $1 per unit.
Self-directed brokerage accounts
Accounts primarily consist of publicly traded cash reserves, common stocks, preferred stocks, and publicly traded partnerships and trusts that are valued on the basis of readily determinable market prices.

Fair value hierarchy
Financial assets carried at fair value are classified in the tables below:

	December 31, 2025
	Level 1	Total
Mutual Funds	$93,658,688	$93,658,688
Self-Directed Brokerage Accounts	5,610,560	5,610,560
Common Stock	1,771,926	1,771,926
Money Markets	3,138	3,138
Total Assets in the Fair Value Hierarchy	101,044,312	101,044,312
Investments Measured at Net Asset Value(1)
Stable Value Collective Trust Funds	—	1,096,158
Total Assets at Fair Value	$101,044,312	$102,140,470

	December 31, 2024
	Level 1	Total
Mutual Funds	$82,799,228	$82,799,228
Self-Directed Brokerage Accounts	4,514,089	4,514,089
Common Stock	2,019,266	2,019,266
Money Markets	3,095	3,095
Total Assets in the Fair Value Hierarchy	89,335,678	89,335,678
Investments Measured at Net Asset Value(1)
Stable Value Collective Trust Funds	—	1,541,580
Total Assets at Fair Value	$89,335,678	$90,877,258
___________
(1) In accordance with ASU 2015-07, certain investments that are measured at fair value using net asset value per share (or its equivalent)
      practical expedient have not been classified on the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

5. Transactions with Parties-in-Interest
The Plan’s investments represent funds invested in or administered by the Trustee, and therefore, these transactions represent exempt party-in-interest transactions. Additionally, certain expenses of the Plan are paid to service providers who may be considered parties-in-interest as defined by ERISA.
Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Company is the plan sponsor, and therefore, transactions with the Company may qualify as exempt party-in-interest. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Notes receivable from participants also qualify as exempt party-in-interest transactions.
The Plan also invests in Company stock. At December 31, 2025 and 2024, the Plan held an aggregate of 65,748 and 75,065 shares of the Company's common stock valued at $1,771,926 and $2,019,266, respectively. During 2025, the Plan purchased 3,254 shares of the Company's common stock at an aggregate cost of $78,608. The Plan recorded an investment loss on the Company’s common stock of $10,849 in 2025. In 2025, the Plan sold 12,571 shares of the Company’s common stock for proceeds of $315,099.

Supplemental Schedule
L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	Fidelity Investments:
*	Government Income Fund	Mutual fund	N/A	$503,337
*	Balanced Fund – Class K6	Mutual fund	N/A	3,419,180
*	Low Price Stock Fund – Class K6	Mutual fund	N/A	1,887,339
*	International Discovery Fund – Class K6	Mutual fund	N/A	1,928,294
*	Total Bond Fund	Mutual fund	N/A	2,339,065
*	Capital Appreciation Fund – Class K	Mutual fund	N/A	1,711,221
*	Contrafund – Class K6	Mutual fund	N/A	4,207,569
*	Extended Market Index Fund	Mutual fund	N/A	1,000,715
*	International Index Fund	Mutual fund	N/A	2,247,731
*	Small Cap Index Fund	Mutual fund	N/A	489,502
*	U.S. Bond Index Fund	Mutual fund	N/A	1,207,190
*	500 Index Fund	Mutual fund	N/A	14,681,154
*	Freedom Retirement Fund – Class K	Mutual fund	N/A	5,430
*	Emerging Markets Index Fund	Mutual fund	N/A	633,321
*	Freedom 2010 – Class K	Mutual fund	N/A	36,515
*	Freedom 2015 – Class K	Mutual fund	N/A	18,683
*	Freedom 2020 – Class K	Mutual fund	N/A	1,266,895
*	Freedom 2025 – Class K	Mutual fund	N/A	3,499,605
*	Freedom 2030 – Class K	Mutual fund	N/A	10,309,828
*	Freedom 2035 – Class K	Mutual fund	N/A	5,802,431
*	Freedom 2040 – Class K	Mutual fund	N/A	7,204,651
*	Freedom 2045 – Class K	Mutual fund	N/A	6,621,151
*	Freedom 2050 – Class K	Mutual fund	N/A	4,835,525
*	Freedom 2055 – Class K	Mutual fund	N/A	3,284,172
*	Freedom 2060 – Class K	Mutual fund	N/A	1,691,536
*	Freedom 2065 – Class K	Mutual fund	N/A	893,155
*	Freedom 2070 – Class K	Mutual fund	N/A	18,654
*	Government Money Market Fund - Class K6	Mutual fund	N/A	2,204,001
*	Managed Income Portfolio Fund – Class 2	Stable value collective trust fund	N/A	1,096,158
	Glenmede Small Cap EQ IS Fund	Mutual fund	N/A	904,489
	MFS Value Fund – Class R6	Mutual fund	N/A	2,465,912
	PGIM Jennison Mid-Cap Growth Fund – Class R6	Mutual fund	N/A	625,950
	Janus Henderson Triton Fund – Class N	Mutual fund	N/A	842,105
	PIMCO Real Return Fund Institutional Class	Mutual fund	N/A	454,354
	AS SPL Small Cap Value - Class R6	Mutual fund	N/A	469,642
	GQG Partners Emerging Markets Equity - Class R6	Mutual fund	N/A	347,877
	Touchstone Large Cap Focused Fund – Class A	Mutual fund	N/A	3,600,509
	Self Directed Brokerage Accounts	Various	N/A	5,610,560
				$100,365,406

L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	L.B. Foster Company:
*	Stock Fund	Common stock	N/A	$1,771,926
*	Money Market Account	Stock Purchase Account	N/A	3,138
				1,775,064
*	Participant loans	Participant loans, interest rates ranging from 4.25% to 9.5%, maturities ranging from six months to ten years	—	1,624,827
				$103,765,297

*	Party in interest as defined by ERISA.
N/A	Cost omitted for participant directed investments.

EXHIBIT INDEX

Exhibit number	Description
*23.1	Consent of Independent Registered Public Accounting Firm.

* Exhibits marked with an asterisk are filed herewith.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company 401(k) and Profit Sharing Plan
(Name of Plan)

Date:	June 16, 2026	/s/ Jamie O’Neill
Jamie O’Neill
Senior Vice President -
Human Resources